SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. )1
Papa John's International, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01
(Title of Class of Securities)
698813102
(CUSIP Number)
CHRISTOPHER S. KIPER LEGION PARTNERS ASSET MANAGEMENT, LLC 9401 Wilshire Blvd, Suite 705, Beverly Hills, CA 90212 (424) 253-1773	APRIL WILCOX CALIFORNIA STATE TEACHERS' RETIREMENT SYSTEM 100 Waterfront Place, MS 04, West Sacramento, CA 95605 (916) 414-7551

CHRISTOPHER P. DAVIS, ESQ.
 KLEINBERG, KAPLAN, WOLFF & COHEN, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 21, 2018
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 880,660
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 880,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.79%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 42,781
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 42,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Legion Partners Special Opportunities, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 802,545
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 802,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 802,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.54%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,725,986
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,725,986
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,725,986
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,725,986
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,726,086
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,726,086
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,726,086
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,726,086
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,726,086
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,726,086
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS California State Teachers' Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 33,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").
Item 1.	Security and Issuer.
This statement relates to the Common Stock, $0.01 par value per share (the "Shares"), of Papa John's International, Inc., a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 2002 Papa John's Boulevard, Louisville, Kentucky 40299.
Item 2.	Identity and Background.
(a) This statement is filed by:
(i)	Legion Partners, L.P. I, a Delaware limited partnership ("Legion Partners I");
(ii)	Legion Partners, L.P. II, a Delaware limited partnership ("Legion Partners II");
(iii)	Legion Partners Special Opportunities, L.P. I, a Delaware limited partnership ("Legion Partners Special I");
(iv)	Legion Partners, LLC, a Delaware limited liability company ("Legion LLC"), which serves as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special I;
(v)
Legion Partners Asset Management, LLC, a Delaware limited liability company ("Legion Partners Asset Management"), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special I;

(vi)	Legion Partners Holdings, LLC, a Delaware limited liability company ("Legion Partners Holdings"), which serves as the sole member of Legion Partners Asset Management and sole member of Legion LLC;
(vii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;
(viii)
Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings (Mr. White, together with Legion Partners I, Legion Partners II, Legion Partners Special I, Legion LLC, Legion Partners Asset Management, Legion Partners Holdings and Mr. Kiper shall be referred to herein collectively as "Legion"); and

(ix)	California State Teacher's Retirement System ("CalSTRS"), a California Government Employee Benefit Plan.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(b) The address of the principal office of each of the Reporting Persons, other than CalSTRS, is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.  The address of the principal office of CalSTRS is 100 Waterfront Place, MS 04, West Sacramento, California 95605.
(c) The principal business of each of Legion Partners I, Legion Partners II and Legion Partners Special I is investing in securities.  The principal business of Legion LLC is serving as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special I.  The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special I.  The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and the sole member of Legion LLC.  The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings. The principal business of CalSTRS is providing retirement related benefits and services to teachers in public schools and community colleges in California.
(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Messrs. Kiper and White are citizens of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special I and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 880,660 Shares owned directly by Legion Partners I is approximately $39,973,176, including brokerage commissions. The aggregate purchase price of the 42,781 Shares owned directly by Legion Partners II is approximately $1,941,912, including brokerage commissions. The aggregate purchase price of the 802,545 Shares owned directly by Legion Partners Special I is approximately $37,280,470, including brokerage commissions. The aggregate purchase price of the 100 Shares owned directly by Legion Partners Holdings is approximately $4,654, including brokerage commissions.
The securities purchased by CalSTRS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 33,976 Shares owned directly by CalSTRS is approximately $1,163,638, including brokerage commissions.

Item 4.	Purpose of Transaction.
The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons' belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.
The Reporting Persons believe the current market price does not reflect the Issuer's intrinsic value.  Based on preliminary interactions with the Issuer's Special Committee, the Reporting Persons are encouraged by the actions taken by the Issuer's Special Committee to begin to move the Company past recent controversies to meaningfully improve shareholder value. The Reporting Persons also believe multiple potential paths to significantly higher valuations exist for the issuer through strategic partnerships or improving operations as a stand-alone company. The Reporting Persons believe that meaningfully higher earnings power than the company has demonstrated historically is attainable through a combination of cost efficiencies and refranchising of company owned operations.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management, the Board and their advisors, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, the ownership structure, the structure, composition and skill sets of the Board and senior management or the operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.
The aggregate percentage of Shares reported owned by each person named herein is based upon 31,619,630 Shares outstanding as of July 31, 2018 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 7, 2018.
A. Legion Partners I
(a)	As of the close of business on October 1, 2018, Legion Partners I beneficially owned 880,660 Shares.
Percentage: Approximately 2.79%
(b)	1.	Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 880,660
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 880,660
(c)	The transactions in the securities of the Issuer by Legion Partners I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on October 1, 2018, Legion Partners II beneficially owned 42,781 Shares.
Percentage: Less than 1%
(b)	1.	Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 42,781
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 42,781
(c)	The transactions in the securities of the Issuer by Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners Special I
(a)	As of the close of business on October 1, 2018, Legion Partners Special I beneficially owned 802,545 Shares.
Percentage: 2.54%
(b)	1.	Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 802,545
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 802,545
(c)	The transactions in the securities of the Issuer by Legion Partners Special I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion LLC
(a)
As of the close of business on October 1, 2018, Legion LLC, as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special I, may be deemed the beneficial owner of the (i) 880,660 Shares beneficially owned by Legion Partners I, (ii) 42,781 Shares beneficially owned by Legion Partners II and (iii) 802,545 Shares beneficially owned by Legion Partners Special I.

Percentage: Approximately 5.46%
(b)	1.	Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,725,986
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,725,986
(c)
Legion LLC has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Asset Management
(a)
As of the close of business on October 1, 2018, Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special I, may also be deemed the beneficial owner of the (i) 880,660 Shares beneficially owned by Legion Partners I, (ii) 42,781 Shares beneficially owned by Legion Partners II and (iii) 802,545 Shares beneficially owned by Legion Partners Special I.

Percentage: Approximately 5.46%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,725,986
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,725,986
(c)
Legion Partners Asset Management has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Holdings
(a)
As of the close of business on October 1, 2018, Legion Partners Holdings beneficially owned 100 Shares. In addition, Legion Partners Holdings, as the sole member of Legion Partners Asset Management and the sole member of Legion LLC, may be deemed the beneficial owner of the (i) 880,660 Shares beneficially owned by Legion Partners I, (ii) 42,781 Shares beneficially owned by Legion Partners II and (iii) 802,545 Shares beneficially owned by Legion Partners Special I.

Percentage: Approximately 5.46%
(b)	1.	Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,726,086
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,726,086
(c)
The transactions in the securities of the Issuer by Legion Partners Holdings, Legion Partners I, Legion Partners II and Legion Partners Special I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Kiper and White
(a)
As of the close of business on October 1, 2018, each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 100 Shares beneficially owned by Legion Partners Holdings, (ii) 880,660 Shares beneficially owned by Legion Partners I, (iii) 42,781 Shares beneficially owned by Legion Partners II and (iv) 802,545 Shares beneficially owned by Legion Partners Special I.

Percentage: Approximately 5.46%
(b)	1.	Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,726,086
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,726,086
(c)
Neither Mr. Kiper nor Mr. White has entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners Holdings, Legion Partners I, Legion Partners II and Legion Partners Special I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	CalSTRS
(a)	As of the close of business on October 1, 2018, CalSTRS beneficially owned 33,976 Shares.
Percentage: Less than 1%
(b)	1.	Sole power to vote or direct vote: 33,976
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 33,976
4. Shared power to dispose or direct the disposition:
(c)	The transactions in the securities of the Issuer by CalSTRS during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.2
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e) Not applicable.

2 An employee of Legion owns an immaterial number of Shares in his personal trading account, which is subject to Legion's applicable trading policies governing employee trading. The Reporting Persons disclaim (i) beneficial ownership of those shares and (ii) that such employee is a member of a group for purposes of Section 13 of the Securities Exchange Act of 1934.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On October 1, 2018, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits
99.1 Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. I, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, Raymond White and California State Teacher's Retirement System, dated October 1, 2018.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  October 1, 2018
Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

CALIFORNIA STATE TEACHER'S RETIREMENT SYSTEM

By:	/s/ April Wilcox
	Name:	April Wilcox
	Title:	Director of Operations

SCHEDULE A
Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Date of Purchase	Amount of Securities Purchased/(Sold)	Price Per Security ($)

LEGION PARTNERS, L.P. I
Purchase of Common Stock	8/8/2018	64,087	$38.9238
Short Sale of September 2018 Put Options ($40.00 Strike Price)[1]	8/8/2018	(381)	$3.0061
Short Sale of September 2018 Put Options ($40.00 Strike Price)[1]	8/10/2018	(287)	$2.1452
Short Sale of September 2018 Put Options ($42.50 Strike Price)[1]	8/20/2018	(810)	$2.0569
Short Sale of September 2018 Put Options ($42.50 Strike Price)[1]	8/21/2018	(424)	$1.8500
Purchase of Common Stock	8/24/2018	166,844	$44.9429
Purchase of Common Stock	8/27/2018	54,492	$44.9964
Purchase of Common Stock	8/27/2018	109,672	$44.9748
Purchase of September 2018 Put Options ($40.00 Strike Price)[2]	8/27/2018	491	$0.4500
Purchase of September 2018 Put Options ($42.50 Strike Price)[2]	8/27/2018	834	$1.0000
Purchase of September 2018 Put Options ($40.00 Strike Price)[2]	8/28/2018	177	$0.3995
Purchase of September 2018 Put Options ($42.50 Strike Price)[2]	8/28/2018	400	$0.8487
Short Sale of September 2018 Put Options ($49.00 Strike Price)[1]	8/28/2018	(444)	$4.0000
Purchase of Common Stock	8/29/2018	104,904	$46.6668
Purchase of Common Stock	8/29/2018	95,367	$46.7587
Purchase of Common Stock	8/29/2018	95,367	$46.7876
Purchase of Common Stock	8/29/2018	83,446	$46.6911
Purchase of Common Stock	8/30/2018	62,081	$46.0870
Purchase of Common Stock[3]	9/21/2018	44,400	$45.0104

1  Represents American-style put option sold short in the over-the-counter market, all of which were covered or assigned on or prior to September 21, 2018, the expiration date.
2  Represents American-style put option purchased in the over-the-counter market to cover short sale of option with an expiration date of September 21, 2018.
3  Represents Shares underlying American-style put options that were assigned.  These put options had a strike price of $49.00 and would have expired on September 21, 2018.

LEGION PARTNERS, L.P. II
Purchase of Common Stock	8/8/2018	3,113	$38.9238
Short Sale of September 2018 Put Options ($40.00 Strike Price)[1]	8/8/2018	(19)	$3.0061
Short Sale of September 2018 Put Options ($40.00 Strike Price)[1]	8/10/2018	(13)	$2.1452
Short Sale of September 2018 Put Options ($42.50 Strike Price)[1]	8/20/2018	(39)	$2.0569
Short Sale of September 2018 Put Options ($42.50 Strike Price)[1]	8/21/2018	(21)	$1.8500
Purchase of Common Stock	8/24/2018	8,106	$44.9429
Purchase of Common Stock	8/27/2018	2,647	$44.9964
Purchase of Common Stock	8/27/2018	5,328	$44.9748
Purchase of September 2018 Put Options ($40.00 Strike Price)[2]	8/27/2018	24	$0.4500
Purchase of September 2018 Put Options ($42.50 Strike Price)[2]	8/27/2018	41	$1.0000
Purchase of September 2018 Put Options ($40.00 Strike Price)[2]	8/28/2018	8	$0.3995
Purchase of September 2018 Put Options ($42.50 Strike Price)[2]	8/28/2018	19	$0.8487
Short Sale of September 2018 Put Options ($49.00 Strike Price)[1]	8/28/2018	(21)	$4.0000
Purchase of Common Stock	8/29/2018	5,096	$46.6668
Purchase of Common Stock	8/29/2018	4,633	$46.7587
Purchase of Common Stock	8/29/2018	4,633	$46.7876
Purchase of Common Stock	8/29/2018	4,054	$46.6911
Purchase of Common Stock	8/30/2018	3,071	$46.0870
Purchase of Common Stock[3]	9/21/2018	2,100	$45.0104

1  Represents American-style put option sold short in the over-the-counter market, all of which were covered or assigned on or prior to September 21, 2018, the expiration date.
2  Represents American-style put option purchased in the over-the-counter market to cover short sale of option with an expiration date of September 21, 2018.
3  Represents Shares underlying American-style put options that were assigned.  These put options had a strike price of $49.00 and would have expired on September 21, 2018.

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. I
Purchase of Common Stock	9/10/2018	83,120	$46.4863
Purchase of Common Stock	9/11/2018	68,683	$46.8253
Purchase of Common Stock	9/11/2018	90,428	$46.6188
Purchase of Common Stock	9/12/2018	116,153	$46.5013
Purchase of Common Stock	9/12/2018	75,000	$46.4986
Purchase of Common Stock	9/14/2018	4,200	$46.4807
Purchase of Common Stock	9/17/2018	68,309	$46.3981
Purchase of Common Stock	9/18/2018	119,923	$46.3512
Purchase of Common Stock	9/20/2018	25,300	$46.4531
Purchase of Common Stock	9/24/2018	64,729	$45.7521
Purchase of Common Stock	9/25/2018	86,700	$46.4138

LEGION PARTNERS HOLDINGS, LLC
Purchase of Common Stock	9/25/2018	100	$46.4733

CALIFORNIA STATE TEACHERS' RETIREMENT SYSTEM
Sale of Common Stock	9/21/2018	(287)	$46.2330
Purchase of Common Stock	9/21/2018	225	$46.2356
Purchase of Common Stock	9/25/20158	225	$46.32
Sale of Common Stock	9/25/2018	(225)	$46.32
Purchase of Common Stock	9/25/2018	187	$46.49
Purchase of Common Stock	9/27/2018	187	$50.14
Sale of Common Stock	9/27/2018	(187)	$50.14